NEWS RELEASE

Crosshair Drills Confirm Continuity of
Uranium Mineralization at Area 1, 1500m Down Strike of C Zone

Dated: November 15, 2007	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report assay results from recent drilling at Area 1 on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. Uranium mineralization at Area 1 occurs in a very similar style and geologic setting as the C Zone, which is located 1.5 kilometres along strike to the northeast. Area 1 has now been defined over a minimum strike length of 600 metres and remains open. Highlights from the drilling to date at Area 1 are as follows:

  0.21% U3O8 over 2.0 metres (32.5 to 34.5 m) and
  0.20% U3O8 over 3.5 metres (39.0 to 42.5 m), both within a zone grading
  0.10% U3O8 over 12.5 metres (31.5 to 44.0 m) in hole ML-A1-21,

  0.15% U3O8 over 2.5 metres (64.0 to 66.5 m) in hole ML-A1-31;

  0.14% U3O8 over 1.5 metres (41.5 to 43.0 m) in hole ML-A1-35;

  0.23% U3O8 over 1.8 metres (43.5 to 45.3 m) in hole ML-A1-36;

  0.10% U3O8 over 5.2 metres (40.0 to 45.2 m) in hole ML-A1-09* and

  0.11% U3O8 over 11.5 metres (26.0 to 37.5m) in hole ML-A1-16*.

*previously released

The uranium zone at Area 1 occurs along a 4.5 kilometre long mineralized corridor that also includes the C Zone and the Armstrong Showing. Exposure is generally poor along the 4.5 kilometre long structure, but it does outcrop at the C Zone where it has been drilled for 1200 meters of strike length. The zone outcrops again at Area 1 and at the Armstrong Showing, which are located 1500 meters and 3000 meters, respectively, along strike to the southwest. Further testing the continuity of mineralization between the zones with drilling will be one of the Company’s goals for 2008.

“We are very encouraged by these results from Area 1, where we have now proven continuity over a 600 metre strike length.” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair. “The latest results, coupled with our earlier success at Area 1, further confirm the existence of multiple zones of strong mineralization on our CMB Project and indicate the potential for a significant 1500 metre down strike extension of the C Zone.”

Full assay highlights from holes ML-A1-18 to ML-A1-45, as well as ML-A1-09 and ML-A1-16 (previously released) are posted along with a current map on the Company website at: http://www.crosshairexploration.com/s/Area1.asp. The mineralized zones at Area 1 are interpreted to be dipping moderately southeast and the stated widths are approximately 80-100% of true widths.

Crosshair currently has two rigs operating at the C Zone on the CMB Uranium Project, both of which will continue to drill on the property until early December. Assay results are pending for approximately 50 additional holes that have been drilled at the C Zone, which continues to be extended by the current drilling and remains open in all directions.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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